Exhibit 21.1
Subsidiaries of Cerebras Systems Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cerebras Systems G.K.	Japan
Cerebras Systems Holdings Inc.	Delaware
Cerebras Systems Holdings LLC	Delaware
Cerebras Systems India Private Limited	India
Cerebras Wafer Scale ULC	Canada
* Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.